UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                   Garmin Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   G37260 10 9
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9



 1    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)
      Donald H.Eller


 2    Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                        (b) [ ]
 3    SEC Use Only

 4    Citizenship or Place of Organization.......................         USA


     Number of   5    Sole Voting Power..........................     16,591,360
      Shared
     Beneficially
      Owned By   6    Shared Voting Power........................         -0-
        Each
     Reporting
       Person    7    Sole Dispositive Power.....................     16,591,360
        With
                 8    Shared Dispositive Power...................         -0-

                                    (See Item 4(c))

 9    Aggregate Amount Beneficially Owned by Each Reporting Person....16,591,360

 10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.......[ ]

 11   Percent of Class Represented by Amount in Row (9)..........       15.4 %

 12   Type of Reporting Person    ...............................         IN

CUSIP No. G37260 10 9


Item 1(a)      Name of Issuer:  Garmin Ltd.


Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands


Item 2(a)      Name of Persons Filing:  Donald H. Eller


Item 2(b) Address of Principal Business Office or, if none, Residence: 3111 Bel Air Drive, #18G, Las Vegas, Nevada 89109


Item 2(c)      Citizenship:  USA


Item 2(d)      Title of Class of Securities:  Common Shares


Item 2(e)      CUSIP Number:  G37260 10 9


Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C.
      78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with ss.
      240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

CUSIP No. G37260 10 9

           [ X ] Not applicable.


Item 4.  Ownership

         (a) Amount beneficially owned:                              16,591,360

         (b) Percent of class:                                       15.4 %

         (c) Number of shares as to which the person has:

             (i)  sole power to vote or to direct the vote:           16,591,360

             (ii) shared power to vote or to direct the vote:         -0-

             (iii) sole power to dispose or to direct the disposition
                   of:                                                16,591,360

             (iv)  shared power to dispose or to direct the disposition
                   of:                                                -0-

                   The number of Common Shares over which Mr. Eller has sole voting and dispositive power includes 7,494,088 Common Shares owned by the Min-Hwan Kao 2000 Grantor Retained Annuity Trust and 7,494,088 Common Shares owned by the Yu Fan C. Kao 2000 Grantor Retained Annuity Trust. Mr. Eller serves as sole trustee of each of these trusts. The number of Common Shares over which Mr. Eller has sole voting and dispositive power also includes 400,000 Common Shares subject to variable prepaid forward contracts

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

CUSIP No. G37260 10 9

Item 10. Certification

          Not Applicable


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 20, 2003




By:   /s/ Donald H. Eller
Name:     Donald H. Eller